Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/10/2018	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC (formerly BOX Options Exchange LLC)
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

SEC Mail Processing

3. Provide the applicant's mailing address (if different):

SEP 12 2018

Washington, DC

4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) Fax: 617-235-2253 (Facsimile)

2018 SEP 12 PM 1:06 SEC / TM RECEIVED

5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110

18002838

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

(c) Statute under which applicant was organized: DLCCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/10/2018 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 10 day of September (Month), 2018 (Year) by Jillian Palmer (Notary Public)

My Commission expires May 27, 2022 County of Barnstable State of Massachusetts

JILLIAN H. PALMER NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMM. EXPIRES MAY 27, 2022

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX OPTIONS

September 10, 2018

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 30 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 30 to Form 1 (the "Amendment"). The Amendment includes an updated execution page, and amendments to Exhibits A and F pertaining to the name change of BOX Options Exchange LLC to BOX Exchange LLC.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 30.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 30
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 30. The Form 1 application is not being modified in any respect other than to the extent set forth below.

BOX OPTIONS

Amendment to:

Exhibit A

Request:
A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit A is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit A as set forth below.

Response:

Copies of the below listed Exchange documents are continuously available on the Exchange's website at the following address: http://boxoptions.com/regulatory/corporate-governance/ .

1. Certificate of Incorporation and Certificate of Amendment

2. Amended and Restated Limited Liability Company Agreement

3. Bylaws

The Exchange certifies that the information available at the above location is accurate as of its date.

BOX
OPTIONS

Amendment to:

Exhibit F

Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity.
2. Application for approval as a person associated with a member, participant or subscriber of the entity.
3. Any other similar materials.

Exhibit F is hereby amended by deleting the prior response and inserting a new response to Exhibit F as set forth below.

Response:

Attached please find the following revised documents:

1. BOX Participant Application (See Exhibit F-1)
2. BOX Participant Agreement (See Exhibit F-2)
3. BOX Options Participant User Agreement (See Exhibit F-3)
4. BOX Clearing Authorization Market Maker (See Exhibit F-4)
5. BOX Clearing Authorization Non Market Maker (See Exhibit F-5)

BOX
REGULATION

PARTICIPANT APPLICATION

MINIMUM REQUIREMENTS
FOR BOX OPTIONS PARTICIPANTS

- Applicant-Firm registration with the Exchange, with an appointed principal contact;
- United States-based firm, or, if foreign-based, a United States-registered subsidiary;
- FINRA will act as Designated Options Examining Authority for BOX Options Participants that are FINRA members;
- A clearing agreement with OCC, or an arrangement with an OCC member-firm for clearing through OCC (i.e. give-up);
- For Market Makers: Minimum Net Equity of $200,000, or SEC Rule 15c3-1 Net Capital Requirements, whichever is greater.

BOX
REGULATION

PARTICIPANT APPLICATION

BOX EXCHANGE LLC (the "Exchange")

GENERAL INSTRUCTIONS

This application is separated into the four sections attached. The completed application shall be filed with the Exchange's Options Participant Registration Department. To facilitate prompt consideration, the required information should be clearly printed or typed. All questions applicable to your form of application must be answered and all information furnished as of the date of the application for admission, unless waived by the Exchange. Approval of this application provides the applicant the right to participate on the Exchange. This application and corresponding right to participate is not assignable or transferable.

PART 1 – INDIVIDUAL PARTICIPANTS APPLICATION
(Required to be completed by all BOX Options Participants.)

Each Applicant-Firm must have an individual representative. Please complete the Individual Application provided in Part 1.

PART 2 – FIRM PARTICIPANTS APPLICATION
(Required to be completed by all BOX Options Participants.)

This section covers general background information about the Applicant-Firm. All Applicant-Firms must complete Part 2 of the application.

PART 3 – APPLICANT-FIRMS WISHING TO ACT AS MARKET MAKERS ON THE EXCHANGE

Only Applicant-Firms who wish to be eligible to be designated as BOX Market Makers should complete Part 3 of this application. Note that upon approval of Part 3 of this application, the BOX Options Participant will be eligible to request particular options classes; this request will be the subject of a separate application which may only be submitted once Parts 1, 2 and 3 of this application have been approved by the Exchange.

PART 4 – APPLICANT-FIRMS WISHING TO ACT ON THE EXCHANGE TRADING FLOOR

Only Applicant-Firms who wish to be admitted to the trading floor should complete Part 4 of the application.

Please note that approval of a BOX Options Participant is subject to the sole discretion of the Exchange. Any questions should be directed to the Exchange's Membership Department at membership@boxregulation.com.

BOX REGULATION

PARTICIPANT APPLICATION

PART I: INDIVIDUAL APPLICATION

Return to: BOX Exchange LLC (the "Exchange")
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (617) 235-2315
Email: membership@boxregulation.com

I hereby make application for and represent my firm, in connection with its participation in the Exchange.

Applicant Name: ______________________________

Web CRD #: ______________________________

Applicant-Firm: ______________________________

Business Address:

____
(Street)

____
(City/State) (Country) (Zip Code)

Telephone: ____________________ **Fax:** ____________________

Email: ____________________

By my signature below, I certify that all of my responses to the foregoing are true and complete. I acknowledge that upon approval of this application that the Applicant-Firm and its representatives will be bound by the Bylaws and Rules of the Exchange as well as all circulars, notice interpretations, directives and/or decisions adopted by the Exchange and the Exchange's Options Exchange Registration Department, and I will abide by the same, as now in effect and as may be amended from time to time.

Signed: ____________________ **Date:** ____________________

Name (Printed): ____________________ **Title:** ____________________

Options Participant Registration Department (Only)

Attested: ____________________ **Date:** ____________________

Name (Printed): ____________________ **Title:** ____________________

BOX REGULATION

PARTICIPANT APPLICATION

PART II: APPLICANT-FIRM INFORMATION

Return to: BOX Exchange LLC (the "Exchange")
Attn: Membership
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (617) 235-2315
Email: membership@boxregulation.com

Date of Application: ____________

1. **Name:** ____
(Full and Legal Name of Applicant-Firm)

2. **Address:** ______________________________ ______________
(Street) (Telephone)

____
(City, State, Zip) (Fax Number)

3. **Primary Contact** ______________________________________
(Name) (Title)

____
(Telephone) (Fax) (Email Address)

(a) Regulatory Contact (if different): ______________________________

____

____

(b) Billing Contact (if different): ______________________________

____

____

4. **Type of Entity: (check one)** ☐ Corporation ☐ Partnership ☐ LLC ☐ LLP

☐ Other: (Explain)______________________________________

BOX REGULATION

PARTICIPANT APPLICATION

5. Is the Applicant-Firm an entity formed under and subject to the laws of the United States?

(check one) ☐ Yes ☐ No

(a) If "no," does the company have a registered subsidiary formed under and subject to the laws of United States? ______________________________

1. State the name and address of such subsidiary and primary contact information:

____

____

____

(b) Does such subsidiary have a registered options principal (Series 4 license)?

(check one) ☐ Yes ☐ No

1. If "yes" state such principal's name, address, and Web CRD number:

____
(Name)

____
(Address)

____
(CRD #)

6. Applicant-Firm's Central Registration Depository (CRD) number:______________

7. Designated Options Examining Authority ("DOEA"): Check if: ☐ FINRA Member
☐ Other (Please provide name):______________________________

8. Identify the Options Clearing Corporation (OCC) member through which Applicant-Firm will clear transactions on BOX:

____

____

BOX REGULATION

PARTICIPANT APPLICATION

9. **Beneficial Ownership Information:** (NOTE: if either part of this question is yes, please provide an organizational chart showing the affiliations)

   (a) Does any entity beneficially own, directly or indirectly, an interest of 10% or more in the Applicant-Firm? (check one) □ Yes □ No

   (b) Does the Applicant-Firm own a beneficial interest, directly or indirectly, of 10% or more in any BOX Options Participant? (check one) □ Yes □ No

10. **Supplemental Information for Applicant-Firms. Applicant-Firm is requested to provide the following information:**

   (a) A copy of the Applicant-Firm's current Form BD.

   (b) An organizational chart, including the names of Applicant-Firm's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

   (c) A description of Applicant-Firm's proposed trading activities on BOX as it pertains to the following: (Include a statement of the extent to which Applicant-Firm currently is conducting such activities as a member of other SRO(s).)

      1. ORDER FLOW PROVIDER: Please indicate the nature of such activity (e.g. x % retail orders and/or x % BD orders);
      2. MARKET MAKER;
      3. ORDER FLOW PROVIDER AND MARKET MAKER;
      4. FLOOR BROKER AND/OR FLOOR MARKET MAKER

   (d) A description of the manner in which Applicant-Firm receives orders from customers such as electronically, via Internet or proprietary communication devices, and the process and/or systems used. Include basic diagrams to illustrate processes if necessary.

   (e) A description of the manner in which Applicant-Firm will send orders to the Exchange, such as through an internet processing system or through a third party order routing service. Include basic diagrams if necessary.

   (f) Please provide a copy of Applicant-Firm's written supervisory procedures and information barrier procedures.

11. **Supplemental Information for Market Maker Member Applicant-Firms. In addition to the information requested above, Applicant-Firms acting as Market Makers are requested to provide the following information:**

   (a) A list of:

      1. The office(s) from which Applicant-Firm will conduct BOX market making activity;
      2. The individual(s) responsible for supervising such trading activity.

BOX REGULATION

PARTICIPANT APPLICATION

Part III: MARKET MAKER APPLICATION

Applicant-Firms that will apply for Market Maker status must complete the BOX Options Participant Application and also provide the supplemental information requested below:

Return to: BOX Exchange LLC (the "Exchange")
Attn: Membership
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (617) 235-2315
Email: membership@boxregulation.com

Date of Application: ____________________

1. **Name:**

____
(Full and Legal Name of Applicant-Firm)

2. **Address:**

____
(Street) (City, State, Zip, Country)

____
(Telephone) (Fax Number)

3. **Primary Contact:**

____
(Name) (Title)

____
(Fax) (Telephone) (Email)

(a) Regulatory Contact (if different):

____

4. **Applicant-Firm's CRD Number:** ____________________

BOX REGULATION

PARTICIPANT APPLICATION

5. Trading Location / Trading Representatives / Supervisors: Please provide the following information:

(a) List of the locations from which Applicant-Firm will conduct its BOX market making activity;

(b) List all designated trading representatives; and the address(es) from which they will conduct market making or other trading activities;

(c) List individuals responsible for supervising such trading representatives (Responsible Person) and the U.S. based address(es) from which the supervision will take place.

6. Trading Representative Qualifications: Please provide the following information:

(a) Copy of Form U-4 for each of the trading representatives identified in section 5 above; and

(b) Provide a brief description of the trading representative's qualifications

(c) Please note that each trading representative must take an examination, submit to a new Market Maker orientation program (if required by the Exchange) and be approved by Exchange.

7. Supervisory Procedures: Please provide a copy of Applicant-Firm's written supervisory procedures for market making activities on the Exchange.

8. Applicant-Firm's Capital:
Please provide the source and amount of Applicant-Firm's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.

9. Other Business Activities:
If the Applicant-Firm will be conducting other business activities at the market making trading location(s), please provide:

(a) A statement describing such activities; and

(b) Copy of "Chinese Wall" procedures.

10. Authorization:
The undersigned agrees that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

The undersigned hereby agrees that the Applicant-Firm will abide by the Bylaws and Rules of the Exchange as they shall be amended from time to time.

BOX REGULATION

PARTICIPANT APPLICATION

The undersigned represents that, to the best of their knowledge and belief, the foregoing statements are true and correct.

The undersigned recognizes that Applicant-Firm may be the subject of an investigative consumer report ordered by the Exchange, and hereby authorizes and consents to the Exchange obtaining such report.

(Signature of Authorized Officer)	(Date)
(Print Name)	(Title)

BOX REGULATION

PARTICIPANT APPLICATION

Part IV: Trading Floor Application

Applicant-Firm that is applying for authorization to trade on the trading floor must complete the BOX Options Participant Application and also provide the supplemental information requested below.

Return to: BOX Exchange LLC (the "Exchange")
Attn: Membership
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (617) 235-2315
Email: membership@boxregulation.com

Date of Application: ____________________

1. Name:

____
(Full and Legal Name of Applicant-Firm)

2. Business Address:

____
(Street) (City, State, Zip, Country)

____
(Telephone) (Fax Number)

3. Primary Contact of Options Participant:

____
(Name) (Title)

____
(Fax) (Telephone) (Email)

(a) Regulatory Contact (if different):

____

4. Applicant-Firm's CRD Number: ____________________

BOX REGULATION

PARTICIPANT APPLICATION

5. Type of Business to be Conducted:
Provide the number of permits for each category that Applicant-Firm is applying for.

________ Floor Broker ________ Floor Market Maker

6. Applicant-Firm Authorized Personnel
The Applicant-Firm must provide a list of all authorized personnel on the trading floor via the attached form supplied by the Exchange.

7. Insurance
The Applicant-Firm must submit a certificate of insurance as provided in Rule 7230(f).

8. Authorization
The undersigned agrees that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

The undersigned hereby agrees that the Applicant-Firm will abide by the Bylaws and Rules of the Exchange as they shall be amended from time to time.

The undersigned represents that, to the best of my knowledge and belief, the foregoing statements are true and correct.

The undersigned recognizes that Applicant-Firm may be the subject of an investigative consumer report ordered by the Exchange, and hereby authorizes and consents to the Exchange obtaining such report.

______________________________ ______________________________
(Signature of Authorized Officer) (Date)

______________________________ ______________________________
(Print Name) (Title)

BOX REGULATION

PARTICIPANT APPLICATION

Change in Status of Individuals Authorized by Applicant-Firm to be on the Trading Floor

Applicant-Firm: ______________________________ Applicant-Firm WebCRD# __________

In accordance with the affirmative obligations of the Applicant-Firm in the Exchange's Rules, the Applicant-Firm must provide the following notification to the Exchange for the change in status of any individual authorized by the Applicant-Firm to be on the trading floor.

Name	Individual's WebCRD #	Status Change (i.e., permit category, permanent termination, temporary termination *(how many days)*)	Date of Effectiveness

Applicant-Firm Acknowledgment:

Authorized Signature: ____________________________________ Date: ______________

Print Name: ____ Title:__________________

Updates to this form should be submitted to tradingfloor@boxregulation.com.

receive appropriate training prior to any use or access to the BOX Options Market and System.

(b) ***Monitoring.*** User acknowledges and agrees that the Exchange and BOX Options Market will monitor the use of the BOX Options Market by User for compliance with all applicable laws and regulations, including without limitation the Exchange Rules. User acknowledges its responsibility to monitor its employees, agents, and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organization of which User is a member and all applicable federal and state laws and regulations.

(c) ***Integrity of BOX Options Market.*** User will not (i) materially alter the information or data supplied to or received from the System in violation of the Exchange Rules, (ii) materially affect the integrity of the information or data supplied to or received from the system, or (iii) supply or render information or data from the System that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory.

(d) ***Non-Compliance.*** User's right to access the BOX Options Market and System may be denied or terminated, temporarily or permanently, forthwith at any time by the Exchange upon a determination that: (i) User or its Authorized Persons are in violation or has violated any material term of the Agreement, the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member, any federal and state laws and regulations: (ii) the User's right to operate is terminated by its self-regulatory organization or by the United States Securities and Exchange Commission; or (iii) the User or its Authorized Person are engaged in activities that BOX reasonably determines to be determined to the BOX Options Market, BOX Users, or the public.

3. *RIGHTS AND OBLIGATIONS.*

(a) ***BOX System.*** Pursuant to the terms and conditions of this Agreement, User shall have access to certain information, data, access, capabilities, functions, features, and software, which permits User to access and participate in the BOX Options Market (collectively, the "System").

(b) ***Restriction on Use: Security.*** User may not sell, lease, furnish, or otherwise permit or provide access to the System or any information or data made available therein to any other entity or to any individual that is not User's employee or agent. Notwithstanding the foregoing, User may disclose BOX Options Market information to its customers provided that such disclosure does not violate OPRA restrictions, the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws. User will maintain and keep current a list of all employees or agents who are authorized to access the BOX System on behalf of the User (the "Authorized Persons"). User accepts full responsibility for its Authorized Persons use of the System, which use must comply with the BOX Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use or access to the System. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's Authorized Persons, and for the trading and other consequences thereof.

(c) ***Fees.*** User agrees to make timely payment of all fees payable to the Exchange and third parties arising from User's access to the BOX Options Market.

4. ***CHANGE OF BOX OPTIONS MARKET.***

User acknowledges and agrees that nothing in this Agreement constitutes an understanding by BOX to continue the BOX Options Market and System or any aspect of its current form. The Exchange may from time to time make additions, deletions or modifications to the BOX Options Market or System. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify, or terminate the right of any individuals or entities to access, receive or use the BOX Options Market and System in accordance with the Exchange Rules.

5. ***PROPRIETARY RIGHTS.***

User acknowledges and agrees that all proprietary rights in the BOX Options Market and System are and shall remain the property of the Exchange and its third party licensors. User agrees that the Exchange will own all right, title and interest in the quotations and other transaction data and information of the BOX Options Market.

6. ***INFORMATION.***

(a) ***Confidentiality.*** Both parties acknowledge that (i) the BOX Options Market and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange, including confidential information of the Exchange or other entities, and (ii) each party may receive or have access to the other proprietary or confidential information disclosed and marked as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation, (i) those taken by the receiving party to protect its own confidential information and (ii) those which the disclosing party may reasonably request from time to time.

(b) ***Disclosure.*** The receiving party will not disclose, in whole or in part, the disclosing party's information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations or data made available to User by the Exchange without the express, prior written authorization of the Exchange. User acknowledges that any and all information provided to the BOX Options Market by the User will be disclosed to the Exchange for use in accordance with the Exchange Rules. User hereby consents to such disclosure. The Exchange may also disclose information in accordance with its regulatory obligations.

(c) ***Unauthorized Use or Disclosure.*** The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) ***Limitation.*** The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. *DISCLAIMER OF WARRANTY.*

THE BOX OPTIONS MARKET AND SYSTEM ARE MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OR ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM ERRORS OR INTERRUPTION OR DEFECT, MERCHANTIBILITY, FITNESS FOR PARTICULAR USE OR PURPOSE, OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE).

8. *LIMITATION OF LIABILITY.*

USER UNDERSTANDS AND AGREES THAT : (i) BOX IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE BOX OPTIONS MARKET, AND (ii) BOX IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE BOX OPTIONS MARKET TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. IF THIS PROVISION SHALL BE DEEMED TO CONFLICT WITH ANY OTHER PROVISION OF THIS AGREEMENT, THEN THIS PROVISION SHALL SUPERSEDE SUCH OTHER PROVISION.

9. *INDEMNIFICATION.*

USER AGREES TO INDEMNIFY, DEFEND AND HOLD THE EXCHANGE, ITS AFFILIATES, THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, OR EMPLOYEES HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, LOSSES, COSTS, AND EXPENSES, OBLIGATIONS, LIABILITIES, DAMAGES, RECOVERIES, AND DEFICENCIES, INCLUDING INTEREST, PENALTIES, AND ATTORNEY'S FEES, ARISING FROM OR AS A RESULT OF USER'S BREACH OF ITS OBLIGATIONS UNDER THIS AGREEMENT OR OTHERWISE FROM ITS USE OF THE BOX OPTIONS MARKET OR SYSTEM.

10. *TERMINATION.*

Notwithstanding any other provision of this Agreement to the contrary: (i) the Exchange may terminate this Agreement if the User breaches any material term of the Agreement and fails to cure such breach within ten (10) days after written notice thereof from the Exchange; and (ii) the Exchange may suspend User's access to the System immediately, on written notice to the User, if the Exchange reasonably believes that such breach or activity poses substantial risk to the BOX Options Market or its users. Such action shall be instituted under, and governed by, the Exchange Rule 11000 Series (Summary Suspensions) and Rule 12000 Series (Discipline) and may be appealed by the User under the Exchange Rule 13000 Series regarding Review of Certain Exchange Actions. The User may terminate this Agreement upon providing the Exchange thirty days notice in writing. Upon termination of this Agreement for any reason, all rights granted to User hereunder will cease. In no event will termination of this Agreement relieve User of any obligation incurred through its use of the BOX Options Market. The provisions of Sections 5, 6, 8, and 9 will survive the termination or expiration of this Agreement for any reason.

11. *ASSIGNMENT.*

BOX REGULATION

USER AGREEMENT

User shall not assign, delegate, or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval. The Exchange may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

12. *MISCELLANEOUS.*

All notices or approvals required or permitted under this Agreement must be given in writing to the address specified above. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. The substantive laws of the Commonwealth of Massachusetts shall govern this Agreement. All disputes, claims or controversies between the parties related to User's use of the BOX Options Market shall be resolved in accordance with the applicable Exchange Rules, all applicable federal and state laws and regulations, and the rules and regulations of any applicable securities self-regulatory organization. All non-regulatory disputes, claims or controversies between the parties related to the interpretation of this Agreement shall be submitted to arbitration pursuant to the rules of the American Arbitration Association; provided, however, that nothing herein will prevent the Exchange from seeking interim injunctive relief in any court of competent jurisdiction. If any provision of this Agreement is to be held unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

Agreed to as of this ________ day of ________________, 20___.

User | **BOX Exchange LLC**

____
(Company Name)

By:______________________________
(Signature)

____
(Name and Title)

____
(Street Address)

____
(City, State & Zip Code)

Exhibit F-4

BOX℠ REGULATION

PARTICIPANT CLEARING AUTHORIZATION (MARKET MAKER)

______________________________ ____________________

OCC Clearing Member | OCC Clearing Number

______________________________ ____________________

BOX Options Participant | BOX Participant Acronym

The BOX Options Participant mentioned above has represented to the undersigned Clearing Member of the Options Clearing Corporation ("Clearing Member"), that it is a registered BOX Options Participant of BOX Exchange LLC (the "Exchange") with full trading rights including trading for its own account, acting as Market Maker and submitting and executing orders as agent on behalf of customers.

Pursuant to the trading of the above referenced BOX Options Participant, the undersigned Clearing Member accepts financial responsibility for all transactions made by the above-referenced BOX Options Participant when executing such transactions through the undersigned OCC Clearing Member.

This letter shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange rules and may be relied upon by the Exchange. This letter shall be deemed to be a Letter of Guarantee pursuant to Rule 7200 and Rule 8070 of the Exchange Rules and shall remain in effect until a written notice of revocation has been filed with the Exchange. The Clearing Member shall submit a written notice of revocation to the Exchange, and advise the Exchange's contact person by telephone of the revocation. Upon receipt of such notice, the Exchange shall cancel/purge any unexecuted/pending orders and prevent any new orders from being sent. Such a revocation notice shall be deemed filed and effective when an email is sent by the Clearing Member to the email address designated by Exchange, and the Exchange confirms that the BOX Options Participant has been suspended in the system. A revocation shall in no way relieve the Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

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Name of Authorized Signatory of Clearing Member | Title

______________________________ ____________________

Signature of Authorized Signatory of Clearing Member | Date

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Email and Phone Number

September 2018

Exhibit F-5

BOX[SM]
REGULATION

PARTICIPANT CLEARING AUTHORIZATION
(NON-MARKET MAKER)

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OCC Clearing Member

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OCC Clearing Number

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BOX Executing Participant

In connection with the qualification of the above referenced BOX Executing Participant on the BOX Exchange LLC (the "Exchange"), the undersigned Clearing Member of the Options Clearing Corporation ("Clearing Member") accepts financial responsibility for all transactions on the Exchange made by the above named BOX Executing Participant.

The Clearing Member guarantees and assumes financial responsibility for such transactions on the Exchange even if the orders, bids, offers, or other messages transmitted to the Exchange by the BOX Executing Participant (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceed the Clearing Member's credit parameters.

This letter shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange rules and may be relied upon by the Exchange. This letter shall be deemed to be a Letter of Guarantee pursuant to Rule 7200 of the Exchange Rules and shall remain in effect until a written notice of revocation has been filed with the Exchange. The Clearing Member shall submit a written notice of revocation to the Exchange, and advise the Exchange's contact person by telephone of the revocation. Upon receipt of such notice, the Exchange shall cancel/purge any unexecuted/pending orders and prevent any new orders from being sent. Such a revocation notice shall be deemed filed and effective when an email is sent by the Clearing Member to the email address designated by Exchange, and the Exchange confirms that the BOX Options Participant has been suspended in the system. A revocation shall in no way relieve the Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

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Name of Authorized Signatory of Clearing Member

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Title

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Signature of Authorized Signatory of Clearing Member

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Date

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Email and Phone Number

18
2838